EXHIBIT 5

News Release

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release. This release should be read in conjunction with BCE Inc.’s 2008 Second Quarter MD&A dated August 5, 2008 (available at http://www.bce.ca/en/investors/financialperformance/quarterlyresults/ ) which is incorporated by reference in this release, filed by BCE Inc. with the U.S. Securities and Exchange Commission under Form 6-K and with Canadian securities commissions.

BCE REPORTS 2008 SECOND QUARTER RESULTS

  Accelerated wireless performance – net adds up 32% with best postpaid gain since Q4 2005 of 111,000

  Third consecutive quarter of fewer year-over-year residential line losses

  Bell revenues up 1.7% to $3,700 million

  Solid Bell EBITDA growth of 3.6% before unusual items

  Free Cash Flow of $410 million, up 73%; Cash from Operations of $1,534 million, up 9%

MONTREAL August 6, 2008 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported results for the second quarter of 2008.

“This was a quarter of strong progress against our strategic imperatives, especially the significant acceleration of our wireless business,” said George Cope, President and Chief Executive Officer of BCE and Bell Canada. “Wireless saw improvements in financial and operating metrics in the quarter, including the highest level of postpaid net activations since the fourth quarter of 2005, significant growth in total net activations, improvements in churn, COA and postpaid ARPU, and double-digit growth in operating revenue and EBITDA.

The Bell Wireless segment(1) achieved 111,000 postpaid net activations compared to 43,000 in Q2 2007. Total net activations this quarter grew to 83,000, or by 31.7%. Postpaid churn improved to 1.1% and blended churn improved to 1.6% from 1.4% and 1.8% respectively last year. Cost of acquisition decreased by 5.7% to $417 per gross activation. Total Bell Wireless operating revenues increased by 10.7% and Bell Wireless EBITDA(2) grew by 10.8%. Postpaid ARPU increased $1 to $66.

“Wireline momentum continued with improvements in residential local lines losses for a third consecutive quarter – 34,000 fewer NAS losses than in the same quarter last year – continued solid financial results, and an ongoing acceleration of our turnaround in the business market. We were disappointed with our high-speed Internet business this quarter, but we are taking action to improve performance in the second half of the year,” Mr. Cope said.

Growth in customer winbacks and the success of The Bell Better Home marketing program led to year-over-year improvement in the rate of residential local line (NAS) losses. Total NAS declined by 10.7% over the last twelve months. However, normalized for the previously announced contract termination with a major wholesale customer and a beginning-of-year adjustment to our residential NAS base following a review of historical records, total NAS declined by 6.2%.

Overall, Bell delivered solid revenue growth and generated significant growth in free cash flow. Bell EBITDA growth before the impact of unusual items also showed underlying strength this quarter.

Bell’s operating revenues grew by 1.7% to $3,700 million this quarter as growth in wireless, video, and data revenues more than offset declines in local and access, long distance, and equipment and other revenues. Revenues from Bell’s growth services portfolio of wireless, video, high-speed Internet and other services, such as ICT solutions, grew by 8.3%.

Bell’s EBITDA growth of 0.4% was adversely affected by two unusual items: a Federal Court of Appeal decision related to CRTC broadcast licence fees in the amount of $31 million for periods dating back to September 2006, and a write down of assets in the amount of $14 million associated with the termination of Sympatico’s PC equipment sales program.

Excluding these items, Bell’s EBITDA grew by 3.6% reflecting higher wireless revenues and lower subscriber acquisition costs and the solid financial performance of the Video and Enterprise units. Bell’s operating income was $682 million, or 0.6% lower than last year as higher operating revenues and lower net benefit plans cost were more than offset by the two unusual charges and higher depreciation and amortization expense. Adjusted for the two unusual charges that affected EBITDA, Bell’s operating income grew by 6.0%.

Bell invested $583 million of capital this quarter, or 8.6% more than Q2 2007. Underscoring Bell’s commitment to its strategic imperatives including to accelerate wireless and to invest in broadband networks and services, capital expenditures focused on enhancing the wireless network and the continuing expansion of the Fibre-to-the-node (FTTN) program.

BCE’s cash from operating activities increased to $1,534 million this quarter, or by 8.6%, due to improvement in working capital, lower pension plan payments and lower interest payments. BCE’s free cash flow(3) increased by 73% to $410 million this quarter due mainly to the higher cash from operating activities and lower capital expenditures as a result of the sale of Telesat.

On July 28, 2008, the company announced a reduction in the size of the management team by approximately 2,500, representing approximately 6% of the total workforce or about 15% of management, including a 30% reduction in executive positions, as part of an organizational realignment focused on the strategic imperative to achieve a competitive cost structure. The estimated cost related to the workforce reductions is approximately $230 million. Combined with other reductions so far this year, this streamlining is expected to provide annualized savings of approximately $300 million.

Financial Highlights

($ millions except per share amounts) (unaudited)	Q2 2008	Q2 2007	% change
Bell(i) Operating Revenues	$3,700	$3,637	1.7%
BCE(ii) Operating Revenues	$4,422	$4,427	(0.1%)
Bell EBITDA	$1,405	$1,399	0.4%
BCE EBITDA	$1,741	$1,779	(2.1%)
Bell Operating Income	$682	$686	(0.6%)
BCE Operating Income	$882	$903	(2.3%)
BCE Cash From Operating Activities	$1,534	$1,413	8.6%
BCE Free Cash Flow	$410	$237	73.0%
BCE EPS	$0.45	$0.83	(45.8%)
BCE EPS before restructuring and other and net gains on investments(4)	$0.53	$0.56	(5.4%)
(i)	Bell includes the Bell Wireless and Bell Wireline segments.
(ii)	BCE’s results for Q2 2007 include Bell, Bell Aliant and Telesat while BCE’s results for Q2 2008 include only Bell and Bell Aliant.

On October 31, 2007, BCE completed the sale of Telesat. Accordingly, BCE’s results for Q2 2008 no longer reflect Telesat’s financial results while BCE’s results for Q2 2007 include Telesat’s results for the full quarter.

BCE’s operating revenue declined by 0.1% to $4,422 million this quarter as revenue growth at Bell and Bell Aliant was offset by the loss of Telesat’s contribution to revenue. Similarly, BCE’s EBITDA declined 2.1% to $1,741 million this quarter as Bell’s and Bell Aliant’s EBITDA growth was offset by the loss of Telesat’s contribution to EBITDA. BCE’s operating income decreased by 2.3% to $882 million due to the loss of Telesat’s contribution to operating income and slightly lower Bell operating income.

BCE’s net earnings per share (EPS) was $0.45 for the quarter compared to $0.83 for the same period last year. EPS in Q2 2007 included a gain from Bell Aliant’s sale of Aliant Directory Services and a favourable tax settlement totalling $0.36, while EPS this quarter included a net loss on investment from discontinued operations of $0.02 and the adverse effect of the two previously mentioned unusual items which totalled $0.04.

EPS before restructuring and other and net gains on investments was $0.53 in the quarter, or $0.03 lower than Q2 of 2007 due to the adverse effect of the two previously mentioned unusual items, totalling $0.04.

Privatization Transaction Update
On August 1, 2008, the U.S. Department of Justice and the U.S. Federal Trade Commission again granted early termination of the Hart-Scott-Rodino waiting period for the privatization transaction. As such, all regulatory approvals required for the transaction have been obtained. The transaction is expected to close on or before December 11, 2008.

Bell Wireless Segment
The Bell Wireless segment delivered solid financial performance in Q2, significant improvements in postpaid net activations and churn, and higher postpaid ARPU.

  Total Bell Wireless operating revenues grew 10.7% to $1,121 million due to a larger subscriber base, higher postpaid ARPU and stronger equipment sales. Wireless network revenues increased by 9.0% to $1,006 million and wireless equipment revenues grew by 36.0% to $102 million due to higher smartphone sales and customer upgrades.

  Bell Wireless EBITDA grew by 10.8% to $442 million and Bell Wireless operating income grew by 9.7% to $316 million this quarter due to higher revenues and lower subscriber acquisition costs.

  EBITDA margins on network revenues this quarter increased by 0.7 percentage points to 43.9% this quarter, with the year-over-year improvement in network revenues generating a flow through to EBITDA of 52%.

  Total gross activations were 391,000 this quarter, slightly higher than last year.

  Postpaid net activations reached 111,000 this quarter, the highest level since Q4 2005 and significantly higher than the 43,000 net activations in Q2 2007. The prepaid customer base decreased by 28,000. Total net activations were 83,000 this quarter, 31.7% more than Q2 last year.

  The Bell Wireless client base reached 6,332,000, up 7.6% over last year.

  Blended churn of 1.6% improved by 0.2 percentage points from Q2 2007 with postpaid churn improving by 0.3 percentage points to 1.1% and prepaid churn improving by 0.1 percentage points to 3.0%.

  Postpaid ARPU increased $1 to $66 while blended and prepaid ARPU remained relatively stable at $54 and $17 respectively.

  Cost of acquisition decreased by 5.7% to $417 per gross activation, reflecting lower handset subsidies and marketing expenses.

Bell Wireline Segment
The Bell Wireline segment continued to reduce the number of residential NAS losses this quarter.

  Bell Wireline operating revenues decreased by 1.6% to $2,600 million this quarter as gains in video and data revenues were more than offset by decreases in local and access, long distance and equipment and other revenues.

  Bell Wireline EBITDA decreased by 3.7% to $963 million and Bell Wireline operating income decreased by 8.0% to $366 million due to the ongoing erosion of our NAS customer base, the adverse effect from the judicial decision related to CRTC video broadcast licence fees and the write down of assets associated with the termination of Sympatico’s PC equipment sales program.

  Local and access revenues declined by 8.0% to $845 million due to ongoing NAS erosion.

  Residential NAS declined by 125,000 this quarter, an improvement of 34,000 over the decline of 159,000 experienced last year reflecting the continued growth in customer winbacks and the effectiveness of The Bell Better Home marketing campaign. Business NAS declined by 7,000 this quarter.

  Total NAS declined by 10.7% compared to the end of Q2 2007. However, when normalized for the contract termination with a major wholesale customer and a beginning-of-year adjustment to residential NAS following a review of historical records, total NAS declined by 6.2%.

  Long distance revenues declined by 2.9% to $298 million this quarter due mainly to ongoing NAS erosion partly offset by pricing initiatives. This is the tenth consecutive quarter that long distance revenue erosion rates have improved.

  Data revenues increased 3.8% to $900 million this quarter due to growth in Internet, IP Broadband and ICT revenues partly offset by the further erosion of legacy data services.

  High-speed Internet customer connections decreased by 1,000 this quarter due to weaker sales in our retail channels and lower overall market demand due to the relatively high broadband Internet penetration rate in Canada. At the end of Q2 2008, Bell had 2,013,000 high-speed Internet customer connections, an increase of 3.4% compared to the end of Q2 2007.

  Video revenues increased by 10.6% to $356 million this quarter due largely to an ARPU increase of $6 to $64.

  Video EBITDA was $47 million this quarter, or 30.9% lower than last year, reflecting the adverse effect from the judicial decision related to CRTC video broadcast licence fees.

  Total video subscribers increased by 8,000, an increase of 15,000 net additions compared to the same quarter last year, to reach 1,831,000.

  Video subscriber churn improved by 0.2 percentage points to 1.1%.

  Equipment and other revenues decreased by 16.8% to $153 million due to lower customer premise equipment sales consistent with our continued focus on not pursuing low-margin business.

Bell Aliant Regional Communications
Bell Aliant’s revenues increased 2.4% this quarter to $846 million due to growth in Internet, data and IT service revenues more than offsetting declines in local and access and long distance service revenues. Operating income increased 9.3% to $200 million due to higher revenues, cost reductions and lower net benefit plans cost and depreciation and amortization expenses.

Notes
The information contained in this news release is unaudited.

(1)

Consistent with North American industry practices, total wireless gross activations, net activations and subscribers include 100% of Virgin Mobile’s subscribers. Wireless ARPU, churn, usage per subscriber and cost of acquisition continue to be computed by including 50% of Virgin Mobile’s results, a level corresponding to Bell Canada’s ownership position.

(2)

The term EBITDA does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation and amortization of intangible assets and restructuring and other.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation and amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

The most comparable Canadian GAAP financial measure is operating income. The following table is a reconciliation of operating income to EBITDA.

($ millions)

BCE	Q2 2008	Q2 2007

Operating income	882	903
Depreciation and amortization of intangible assets	788	805
Restructuring and other	71	71

EBITDA	1,741	1,779

BELL	Q2 2008	Q2 2007

Operating income	682	686
Depreciation and amortization of intangible assets	652	643
Restructuring and other	71	70

EBITDA	1,405	1,399

BELL WIRELINE	Q2 2008	Q2 2007

Operating income	366	398
Depreciation and amortization of intangible assets	534	532
Restructuring and other	63	70

EBITDA	963	1,000

BELL WIRELESS	Q2 2008	Q2 2007

Operating income	316	288
Depreciation and amortization of intangible assets	118	111
Restructuring and other	8	-

EBITDA	442	399

(3)

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that free cash flow is also used by certain investors and analysts in valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q2 2008	Q2 2007

Cash from operating activities	1,534	1,413
Capital expenditures	(710)	(744)
Total dividends paid	(417)	(432)
Other investing activities	3	-

Free cash flow	410	237

(4)

The term net earnings (or EPS) before restructuring and other and net gains on investments does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We use net earnings before restructuring and other and net gains on investments, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net gains on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.

The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other and net gains on investments on a consolidated basis and per BCE Inc. common share.

($ millions except per share amounts)

	Q2 2008		Q2 2007

		PER		PER
	TOTAL	SHARE	TOTAL	SHARE

Net earnings applicable to common shares	361	0.45	667	0.83
Restructuring and other	48	0.06	45	0.06
Net (gains) losses on investments	16	0.02	(267)	(0.33)

Net earnings before restructuring and other and net gains on investments	425	0.53	445	0.56

Caution Concerning Forward-Looking Statements
This news release contains forward-looking statements relating to the proposed privatization of BCE, certain expected annualized cost savings and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize.

The timing and completion of the proposed privatization transaction is subject to each of the parties fulfilling their commitments under the transaction documents and to a number of terms and conditions, including, without limitation, the provisions of, and certain termination rights available to the parties under, the definitive agreement dated June 29, 2007, as amended by the final amending agreement dated July 4, 2008, governing the terms of the transaction. The conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed privatization transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed privatization transaction could have a material adverse impact on the market price of BCE’s shares.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed privatization transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2007 annual management’s discussion and analysis (“MD&A”) dated March 5, 2008 included in the Bell Canada Enterprises 2007 Annual Report, BCE’s 2008 First Quarter MD&A dated May 6, 2008, BCE’s 2008 Second Quarter MD&A dated August 5, 2008, the definitive agreement dated June 29, 2007, as amended by the final amending agreement dated July 4, 2008, and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE Inc.
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

For inquiries, please contact:
Pierre Leclerc Bell Canada, Media Relations 514 391-2007 1 877 391-2007 pierre.leclerc@bell.ca	Thane Fotopoulos BCE, Investor Relations 514 870-4619 thane.fotopoulos@bell.ca